SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 21)
BELLUS HEALTH INC.
(Name of Company)
COMMON SHARES, NO PAR VALUE
(Title of class of securities)
07986A101
(CUSIP Number)
Dr. Francesco Bellini
Chairman and Chief Executive Officer
BELLUS Health Inc.
275 Armand Frappier Blvd.
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Persons Authorized to Receive Notices and Communications)
December 18, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	07986A101	Schedule 13D	Page	2	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P. P. Luxco Holdings II S.A.R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,087,382

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,087,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,087,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.2%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	07986A101	Schedule 13D	Page	3	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Picchio Pharma Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,450,429

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,450,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,450,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.9%

14	TYPE OF REPORTING PERSON

	HC, CO

CUSIP No.	07986A101	Schedule 13D	Page	4	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FMRC Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

11,706,468[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,706,468[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.4%

14	TYPE OF REPORTING PERSON

OO
1 As described in Item 4 of Amendment No. 17, FMRC is deemed to share beneficial ownership of the BELLUS Shares owned by each of Picchio and Luxco. In addition, as described in Item 4 of this Amendment No. 21, Alberta, a wholly owned subsidiary of FMRC, has the right to receive 5,725,215 BELLUS Shares from Picchio, while VSV has the right to receive 5,725,214 BELLUS Shares from Picchio, on or before April 30, 2009.

CUSIP No.	07986A101	Schedule 13D	Page	5	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Churchill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,706,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,706,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	6	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vernon H. Strang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,706,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,706,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	7	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoria Square Ventures Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		1,172,704

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,450,429[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,172,704

WITH:	10	SHARED DISPOSITIVE POWER

11,450,429[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,623,133[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.2%

14	TYPE OF REPORTING PERSON

HC, CO
2 Includes 11,450,429 BELLUS Shares held through Picchio. As described in Item 4, VSV has the right to receive 5,725,214 BELLUS Shares from Picchio, while Alberta has the right to receive 5,725,215 BELLUS Shares from Picchio, on or before April 30, 2009.

CUSIP No.	07986A101	Schedule 13D	Page	8	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Francesco Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		518,541[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		360,515[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		518,541[3]

WITH:	10	SHARED DISPOSITIVE POWER

360,515[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

879,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14	TYPE OF REPORTING PERSON

IN
3 Includes 178,541 BELLUS Shares directly owned by Dr. Bellini, 200,000 BELLUS Shares issuable under currently exercisable options and 140,000 BELLUS Shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company dated as of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.
4 Includes 360,515 BELLUS Shares held of record by Dr. Bellini’s wife, Marisa Bellini, which Dr. Bellini may be deemed to own beneficially.

CUSIP No.	07986A101	Schedule 13D	Page	9	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		53,700

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,684[5]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,700

WITH:	10	SHARED DISPOSITIVE POWER

1,368,684[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,422,384

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

14	TYPE OF REPORTING PERSON

IN
5 Roberto Bellini and Carlo Bellini are deemed to share beneficial ownership of 1,368,684 BELLUS Shares held by Rocabe.

CUSIP No.	07986A101	Schedule 13D	Page	10	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlo Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		64,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,684[6]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,200

WITH:	10	SHARED DISPOSITIVE POWER

1,368,684[6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,432,884

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14	TYPE OF REPORTING PERSON

IN
6 Carlo Bellini and Roberto Bellini are deemed to share beneficial ownership of 1,368,684 BELLUS Shares held by Rocabe.

CUSIP No.	07986A101	Schedule 13D	Page	11	of	27	pages
This Amendment No. 21 amends the Schedule 13D filed on October 3, 2003, as amended, including as amended by the most recent amendment filed on December 10, 2008 (the “Statement”), and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Victoria Square Ventures Inc., (vii) Dr. Francesco Bellini, (viii) Roberto Bellini and (ix) Carlo Bellini, relating to the common shares, no par value (the “BELLUS Shares”), of BELLUS Health Inc. (formerly known as Neurochem Inc.), a corporation organized under the Canada Business Corporations Act (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect. All dollar amounts are in Canadian dollars, except as otherwise indicated.
This Amendment No. 21 is filed as a result of (A) the sale of 5,650,000 preferred shares of Picchio from VSV to Alberta, a wholly owned subsidiary of FMRC, (B) a repurchase by Picchio of (i) all of its outstanding preferred shares from Alberta and VSV, and (ii) all of its outstanding Class F and Class P special shares from Rocabe and VSV and (C) agreements relating to the nomination of directors of the Company.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended by adding the following at the end thereof:
On various dates between December 10, 2008 and December 18, 2008, Dr. Francesco Bellini’s wife, Marisa Bellini, used an aggregate of $96,828 of her personal funds to purchase an aggregate of 197,897 BELLUS Shares in market transactions.
On December 15, 2008, Rocabe purchased 1,368,684 BELLUS Shares from Marisa Bellini. The purchase price of $.475 per share was loaned to Rocabe by Mrs. Bellini pursuant to a promissory note bearing interest at a rate of prime plus 1%.
On December 18, 2008, Alberta purchased 5,650,000 preferred shares of Picchio from VSV in exchange for a promissory note of Alberta (the “Alberta Note”) in favor of VSV in the principal amount of $3,240,000. Thereafter, on December 18, 2008, (i) Alberta and Picchio entered into a Memorandum of Agreement (the “Alberta Memorandum”), pursuant to which Picchio purchased such 5,650,000 preferred shares from Alberta in exchange for a promissory note of Picchio in the amount of $3,240,000 (the “Picchio Note to Alberta”) and (ii) VSV and Picchio entered into a Memorandum of Agreement (the “VSV Memorandum”), pursuant to which Picchio purchased the remaining 5,650,000 outstanding preferred shares of Picchio from VSV in exchange for a promissory note of Picchio in the amount of $3,240,000 (the “Picchio Note to VSV” and, together with the Picchio Note to Alberta, the “Picchio Notes”).

CUSIP No.	07986A101	Schedule 13D	Page	12	of	27	pages
Also on December 18, 2008, Picchio repurchased (i) 36,066,667 Class P special shares of Picchio from VSV for $1 and (ii) 36,066,667 Class F special shares of Picchio from Rocabe for $1.
ITEM 4. PURPOSE OF TRANSACTION
Item 3 is hereby incorporated by reference in this Item 4.
Item 4 is hereby amended by adding the following at the end thereof:
The purchase of shares by Marisa Bellini and Rocabe reflect the continuing interest of Mrs. Bellini and Rocabe in investing in the BELLUS Shares.
The purchase by Alberta of 5,650,000 preferred shares of Picchio from VSV, and the subsequent repurchase of the preferred shares by Picchio from Alberta and VSV, are intended as the initial steps in a reorganization of interests held by the shareholders of Picchio in various entities, including the Company.
The principal amount plus accrued interest on the Alberta Note is payable on the fifth anniversary of the date of issuance of the Alberta Note. The Alberta Note is subject to prepayment if (A) Alberta directly or indirectly (i) sells any securities of the Company or certain other issuers to a third party or (ii) receives consideration in respect of the securities of the Company or such other issuers from the Company or such other issuers or (B) Carlo Bellini or Vitus Investments III Private Limited, directly or indirectly, (i) sells any securities of ViroChem Pharma Inc. or its successor (together, “ViroChem”) or (ii) receives consideration from ViroChem in respect of the securities of ViroChem. The amount of the prepayment would be the lesser of the amount of the proceeds from such transaction or the outstanding principal amount of the Alberta Note.
Pursuant to the Alberta Memorandum and Picchio Note to Alberta, Picchio may satisfy its obligation under the note on or before the Maturity Date (as defined below) either by payment in cash or by delivering certain assets, including 5,725,215 BELLUS Shares, to Alberta. Alberta may, if it so elects, demand to have Picchio satisfy its obligations through the delivery of the assets, and Alberta has made such demand. The “Maturity Date” means ten days after Picchio becomes the registered owner of the assets but in no event later than April 30, 2009.
Pursuant to the VSV Memorandum and Picchio Note to VSV, Picchio may satisfy its obligation under the note on or before the Maturity Date either by payment in cash or by delivering certain assets, including 5,725,214 BELLUS Shares, to VSV. VSV may, if it so elects, demand to have Picchio satisfy its obligations through the delivery of the assets, and VSV has made such demand.
The obligations under the Picchio Notes must be satisfied concurrently. Until the BELLUS Shares are transferred to Alberta and VSV, as applicable, Picchio may

CUSIP No.	07986A101	Schedule 13D	Page	13	of	27	pages
not transfer such shares, and Alberta and VSV, as applicable, will have no right to vote or receive dividends with respect to such shares.
Pursuant to the Subscription Agreement by and among the Company, Luxco and Picchio, dated July 25, 2002, included as Exhibit E to this Statement, the Company granted Picchio the right to nominate three directors of the Company, so long as Picchio holds at least 15% of the outstanding BELLUS Shares. In view of the contemplated transfers of BELLUS Shares from Picchio to VSV and Alberta as described above, on December 18, 2008 VSV, Alberta and the Company entered into a Board Representative Agreement (included as Exhibit UU hereto) to be effective upon the consummation of such transfers in 2009. Pursuant to the Board Representative Agreement, after the transfers by Picchio, and in lieu of the rights under the Subscription Agreement, (i) each of VSV and Alberta individually will have the right to nominate one director of the Company for so long as they individually own at least 7.5% of the outstanding BELLUS Shares, and (ii) VSV and Alberta will share the right to nominate a third director for so long as they together own at least 15% of the outstanding BELLUS Shares. VSV and Alberta have also agreed that if VSV and its affiliates hold more than 60% of the BELLUS Shares collectively held by VSV, Alberta and their respective affiliates, VSV will have the exclusive right to nominate the third director. Moreover, if Alberta and its affiliates hold more than 60% of the BELLUS Shares collectively held by VSV, Alberta and their respective affiliates, Alberta will have the exclusive right to nominate the third director.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
All references to BELLUS Shares owned by Marisa Bellini in subsections (a) and (b) of Item 5 of the Statement are hereby amended to refer to her ownership of a total of 360,515 BELLUS Shares. All references in such subsections (a) and (b) to BELLUS Shares owned by Roberto Bellini are amended to refer to his direct ownership of 53,700 BELLUS Shares and his indirect shared ownership of 1,368,684 BELLUS Shares through Rocabe. All references in such subsections (a) and (b) to BELLUS Shares owned by Carlo Bellini are amended to refer to his direct ownership of 64,200 BELLUS Shares and his indirect shared ownership of 1,368,684 BELLUS Shares through Rocabe.
Subsection (c) of Item 5 is amended to add the following at the end thereof:
Between December 10, 2008 and December 18, 2008 Marisa Bellini made the following purchases of BELLUS Shares:

Date	Shares Purchased	Price
December 10, 2008	52,000	$0.4977
December 10, 2008	24,450	$0.5013
December 11, 2008	23,000	$0.5000
December 11, 2008	1,800	$0.4940
December 11, 2008	2,500	$0.4900
December 15, 2008	42,147	$0.4830

CUSIP No.	07986A101	Schedule 13D	Page	14	of	27	pages

Date	Shares Purchased	Price
December 15, 2008	20,000	$0.4800
December 15, 2008	10,000	$0.4750
December 15, 2008	10,000	$0.4650
December 16, 2008	10,000	$0.4800
December 16, 2008	2,000	$0.4598
December 17, 2008	40,000	$0.4900
December 17, 2008	7,118	$0.4750
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 3 and Item 4 of this Amendment are incorporated by reference in this Item 6.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
The following Exhibits are filed herewith:

NN.	Promissory Note, dated December 18, 2008, from 1324286 Alberta Ltd. to Victoria Square Ventures Inc.

OO.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and 1324286 Alberta Ltd.

PP.	Promissory Note, dated December 18, 2008, from Picchio Pharma Inc. to 1324286 Alberta Ltd.

QQ.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc.

RR.	Promissory Note, dated December 18, 2008, from Picchio Pharma Ltd. to Victoria Square Ventures Inc.

SS.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc., relating to the Class P special shares.

TT.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Rocabe Investments Inc., relating to the Class F special shares.

UU.	Board Representative Agreement, dated December 18, 2008, among Victoria Square Ventures Inc., 1324286 Alberta Ltd. and BELLUS Health Inc.

CUSIP No.	07986A101	Schedule 13D	Page	15	of	27	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2008

P.P. LUXCO HOLDINGS II S.A.R.L.
By:	/s/ Francesco Bellini
Name:	Dr. Francesco Bellini
Title:	Manager

By:	/s/ Jean-Christophe Dauphin
Name:	Jean-Christophe Dauphin
Title:	Manager

CUSIP No.	07986A101	Schedule 13D	Page	16	of	27	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2008

PICCHIO PHARMA INC.
By:	/s/ Francesco Bellini
Name:	Dr. Francesco Bellini
Title:	Chairman and Director

CUSIP No.	07986A101	Schedule 13D	Page	17	of	27	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2008

FMRC FAMILY TRUST
By:	/s/ Vernon H. Strang
Name:	Vernon H. Strang
Title:	Trustee

CUSIP No.	07986A101	Schedule 13D	Page	18	of	27	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2008

/s/ John W. Churchill
JOHN W. CHURCHILL, Trustee

CUSIP No.	07986A101	Schedule 13D	Page	19	of	27	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2008

/s/ Vernon H. Strang
VERNON H. STRANG, Trustee

CUSIP No.	07986A101	Schedule 13D	Page	20	of	27	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2008

VICTORIA SQUARE VENTURES INC.
By:	/s/ Peter Kruyt
Name:	Peter Kruyt
Title:	President

CUSIP No.	07986A101	Schedule 13D	Page	21	of	27	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2008

/s/ Francesco Bellini
DR. FRANCESCO BELLINI

CUSIP No.	07986A101	Schedule 13D	Page	22	of	27	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2008

/s/ Roberto Bellini
ROBERTO BELLINI

CUSIP No.	07986A101	Schedule 13D	Page	23	of	27	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2008

/s/ Carlo Bellini
CARLO BELLINI

CUSIP No.	07986A101	Schedule 13D	Page	24	of	27	pages
EXHIBIT INDEX
EXHIBIT NAME

A.	Directors and Executive Officers of Power Corporation of Canada.[14]

B.	Persons who may be deemed in control of Victoria Square Ventures Inc. [14]

C.	Directors and Executive Officers of the Filing Persons. [14]

D.	Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002. [1]

E.	Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini. [11]

F.	Warrant dated July 25, 2002. [1]

G.	Warrant dated February 18, 2003.[1]

H.	Joint Filing Agreement.[11]

I.	Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Tech, dated May 5, 2004, with an effective date of May 6, 2004.[2]

J.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004. [2]

K.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004. [11]

L.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.[3]

M.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.[3]

N.	Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.[3]

O.	Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.[3]

CUSIP No.	07986A101	Schedule 13D	Page	25	of	27	pages

P.	Credit Agreement, dated as of July 30, 2004, by and between Picchio and National Bank of Canada.[4]

Q.	Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

R.	Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

S.	Commitment Letter, dated February 14, 2005.[5]

T.	Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.[5]

U.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.[6]

V.	Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.[6]

W.	Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company’s registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.	Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada. [6]

Y.	Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.[7]

Z.	Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

AA.	Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

BB.	Indenture dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee.[7]

CC.	Registration Rights Agreement dated as of November 9, 2006 by and between the Company and UBS Securities LLC.[8]

DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders.[9]

CUSIP No.	07986A101	Schedule 13D	Page	26	of	27	pages

EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini.[12]

FF.	Consent and Intervention dated July 12, 2007 by and among Vern Strang es qualité Trustee of The FMRC Family Trust, Dr. Francesco Bellini, 18056 Yukon Inc., 1324286 Alberta Ltd., Power Technology Investment Corporation and Picchio Pharma Inc.[10]

GG.	Consent, Intervention and Amendment, dated October 17, 2007 by and among 18056 Yukon Inc., Rocabe Investments Inc., Roberto Bellini, Carlo Bellini, Power Technology Investment Corporation, Picchio Pharma Inc., Vern Strang as trustee of FMRC Family Trust, Dr. Francesco Bellini and 1324286 Alberta Ltd.[11]

HH.	Promissory Note dated October 17, 2007. [11]

II.	Letter dated October 23, 2008 from Dr. Francesco Bellini to BELLUS Health Inc., Picchio Pharma Inc. and Power Technology Investment Corporation.[13]

JJ.	Press Release dated October 21, 2008 issued by BELLUS Health Inc.[13]

KK.	Consent by 1324286 Alberta Ltd., Rocabe Investments Inc., and Power Technology Investment Corporation to transfer of the Picchio Pharma Inc. shares held by Power Technology Investment Corporation to Victoria Square Ventures Inc. dated December 9, 2008. [14]

LL.	Intervention between Victoria Square Ventures Inc. and Power Technology Investment Corporation dated December 9, 2008. [14]

MM.	Form of First Amendment to Indenture between BELLUS Health Inc. and The Bank of New York Mellon, as trustee. [14]

NN.	Promissory Note, dated December 18, 2008, from 1324286 Alberta Ltd. to Victoria Square Ventures Inc.

OO.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and 1324286 Alberta Ltd.

PP.	Promissory Note, dated December 18, 2008, from Picchio Pharma Inc.. to 1324286 Alberta Ltd.

QQ.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc.

RR.	Promissory Note, dated December 18, 2008, from Picchio Pharma Ltd. to Victoria Square Ventures Inc.

CUSIP No.	07986A101	Schedule 13D	Page	27	of	27	pages

SS.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc., relating to the Class P special shares.

TT.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Rocabe Investments Inc., relating to the Class F special shares.

UU.	Board Representative Agreement, dated December 18, 2008, among Victoria Square Ventures Inc., 1324286 Alberta Ltd. and BELLUS Health Inc.

1	Previously filed with Schedule 13D on October 3, 2003.

2	Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

3	Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

4	Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

5	Previously filed with Amendment No. 7 to Schedule 13D on March 9, 2005.

6	Previously filed with Amendment No. 8 to Schedule 13D on April 25, 2005.

7	Previously filed with Amendment No. 12 to Schedule 13D on August 22, 2006.

8	Previously filed with Amendment No. 14 to Schedule 13D on November 13, 2006.

9	Previously filed with Amendment No. 15 to Schedule 13D on May 3, 2007.

10	Previously filed with Amendment No. 16 to Schedule 13D on July 16, 2007.

11	Previously filed with Amendment No. 17 to Schedule 13D on October 22, 2007.

12	Previously filed with Amendment No. 18 to Schedule 13D on March 20, 2008.

13	Previously filed with Amendment No. 19 to Schedule 13D on November 5, 2008.

14	Previously filed with Amendment No. 20 to Schedule 13D on December 10, 2008.